FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan period ended December 31, 2003

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Index to Financial Statements

December 31, 2003 and 2002

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

  United Technologies Corporation

  Defined Contribution Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Hartford, Connecticut

June 18, 2004

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2003	December 31, 2002
Assets:

Investments (Notes 3, 4, and 5)	$15,669	$14,490

Net Assets Available for Benefits	$15,669	$14,490

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2003
Additions to net assets attributed to:

Investment Income:

Plan interest in net appreciation and investment income of Master Trust (Note 5)	$1,754

Total Investment Income	1,754

Deductions from net assets attributed to:
Distributions to participants	(575)

Total Deductions	(575)

Net increase	1,179

Net Assets Available for Benefits, December 31, 2002	14,490

Net Assets Available for Benefits, December 31, 2003	$15,669

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Defined Contribution Retirement Plan (the “Plan”) is a defined contribution savings and money purchase plan administered by United Technologies Corporation (“UTC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees of UTC and certain of its subsidiaries were able to participate after completing one year of service. As described in Note 8, all active Plan participants became participants of the UTC Employee Savings Plan II (formerly, the UTC Savings Plan for Hourly Management-Represented Employees) in 1998. Effective December 31, 2003, the UTC Employee Savings Plan II was merged into the UTC Employee Savings Plan. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting. No participant or employer contributions were made during the 2003 and 2002 Plan years (see Note 8). Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, employer contributions, plus actual earnings thereon, became fully vested after two years of Plan participation. All participants are fully vested in the Plan.

Participant Accounts. Each participant’s account is credited with Plan earnings (losses) based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Voting Rights. Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in the funds. All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated, are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Trustee and Recordkeeper. All of the Plan’s assets are held by the Plan trustee. Deutsche Bank Trust Company Americas was the Plan trustee until October 1, 2003. Deutsche Bank Trust Company Americas is a subsidiary of Deutsche Bank. As of October 1, 2003, State Street Bank and Trust is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) performs participant account recordkeeping responsibilities.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum or other distribution option to a terminating participant. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash. There were no distributions in UTC Common Stock for the year ended December 31, 2003.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the “Master Trust”) maintained by the Plan’s trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than UTC Common Stock Fund, increases the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

Investment Valuation and Income Recognition. The Income Fund’s investments in benefit-responsive investment contracts with insurance companies (see Note 4) are stated at contract value, which represents fair value. Contract value includes contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Some Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2003. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2003.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The following presents the Plan’s participation in the Master Trust investments that represent 5 percent or more of the Plan’s net assets (Note 2):

	December 31,
(Thousands of Dollars, except unit amounts)	2003	2002

Income Fund, 117,361 and 121,703 units, respectively	$11,182	$11,029

Equity Fund, 73,931 and 75,695 units, respectively	1,949	1,550

UTC Common Stock Fund, 43,964 and 49,075 units, respectively	1,408	1,043

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,170 as follows:

(Thousands of Dollars)
Other Funds	$684
UTC Common Stock Fund	486

$1,170

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s Income Fund invests in investment contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2003 and 2002 were 5.14% and 6.78%, respectively. There are no reserves against contract value for credit risk.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans’ participants.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2003			2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:

Short-term investments	$41,964	$—	$41,964	$24,137	$—	$24,137

Investments:

Equity:

Mutual funds	809,797	—	809,797	549,432	—	549,432

Equity commingled index funds	1,254,475	—	1,254,475	924,906	—	924,906

Common stock	3,245,780	1,559,881	4,805,661	674,306	310	674,616

ESOP stock fund	—	—	—	1,624,640	1,082,039	2,706,679

Debt:

Fixed income commingled index funds	20,927	—	20,927	17,131	—	17,131

Income Fund investment contracts	5,563,577	—	5,563,577	5,285,606	—	5,285,606

Participant notes receivable	90,187	—	90,187	90,787	—	90,787

Subtotal	11,026,707	1,559,881	12,586,588	9,190,945	1,082,349	10,273,294

ESOP receivables	9,472	156,445	165,917	—	150,284	150,284

Interest and dividend receivable	3,368	—	3,368	1,674	—	1,674

Total assets	11,039,547	1,716,326	12,755,873	9,192,619	1,232,633	10,425,252

Liabilities:

Accrued liabilities	1,257	—	1,257	39,113	—	39,113

Accrued ESOP interest	—	1,648	1,648	—	1,865	1,865

ESOP debt	—	197,600	197,600	—	231,600	231,600

Notes payable to UTC	—	208,633	208,633	—	193,133	193,133

Total liabilities	1,257	407,881	409,138	39,113	426,598	465,711

Net Assets	$11,038,290	$1,308,445	$12,346,735	$9,153,506	$806,035	$9,959,541

Net assets of the Master Trust attributable to the Plan	$15,669	$—	$15,669	$14,490	$—	$14,490

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

United Technologies Corporation

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	December 31, 2003
	Allocated	Unallocated	Total
Additions:

Interest and dividend income	$331,434	$22,087	$353,521

Transfers from participating plans for purchase of units	317,481	26,422	343,903

Allocation of 1,044,000 ESOP shares, at market	75,958	—	75,958

Net appreciation on fair value of investments	1,616,957	561,815	2,178,772

Total additions	2,341,830	610,324	2,952,154
Deductions:

Transfers out on behalf of participating plans	(469,123)	—	(469,123)

Allocation of 1,044,000 ESOP shares, at market	—	(75,958)	(75,958)

Master Trust expenses	(3,055)	(31,956)	(35,011)

Total deductions	(472,178)	(107,914)	(580,092)

Net increase prior to transfers	1,869,652	502,410	2,372,062

Plan transfers:

Assets transferred in	15,292	—	15,292

Assets transferred out	(160)	—	(160)

Net Plan transfers	15,132	—	15,132

Increase in net assets	1,884,784	502,410	2,387,194

Net Assets:

Beginning of Year	9,153,506	806,035	9,959,541

End of Year	$11,038,290	$1,308,445	$12,346,735

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

Year Ended December 31, 2003
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$1,754

Distributions to participants	$(575)

NOTE 6 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Fidelity and the Plan trustee. Deutsche Bank Trust Company Americas was the Plan trustee. As of October 1, 2003, State Street Bank and Trust is the Plan trustee. Fidelity is the Plan recordkeeper. These transactions qualify as party-in-interest transactions.

The Plan holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $239,000, sold units of the Fund in the approximate amount of $360,000, and had net appreciation on the Fund in the approximate amount of $486,000. The total value of the Plan’s interest in the Fund was approximately $1,408,000 and $1,043,000 at December 31, 2003 and 2002, respectively.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE 8 - FROZEN PLAN

During 1998, all active Plan participants became participants of the UTC Employee Savings Plan II. As of December 31, 2003, UTC Employee Savings Plan II merged into the United Technologies Corporation Employee Savings Plan. Previously accumulated participant balances will remain in the Plan. No additional contributions will be made to the Plan. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN

Dated: June 18, 2004	By:	/s/ Daniel M. Sessa
Daniel M. Sessa Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.